SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                              ---------------------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

 INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13D-1(B) (C),
                      AND (D) AND AMENDMENTS THERETO FILED
                              PURSUANT TO 13D-2(b)

                               (Amendment No. 3)*

                                MVC Capital, Inc.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, Par Value $0.01 per Share
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    553829102
-------------------------------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2006
-------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

      Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

      |_|   Rule 13d-1 (b)
      |X|   Rule 13d-1 (c)
      |_|   Rule 13d-1 (d)

      * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP NO. 553829102                    13G
-------------------------------------------------------------------------------

1.    NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
      Western Investment, LLC
      87-0623442

-------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [_]
                                                                         (b) [_]

-------------------------------------------------------------------------------
3.    SEC USE ONLY


-------------------------------------------------------------------------------
4.    CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
-------------------------------------------------------------------------------
               5.    SOLE VOTING POWER

                     1,322,900 shares (comprised of 600,450 shares held by
		     Western Investment Hedged Partners LP, 547,350 shares
		     held by Western Investment Institutional Partners LLC,
		     119,500 shares held by Western Investment Activism Partners
		     LLC, and 55,600 shares held by Western Investment Total
                     Return Master Fund Ltd.)
               -----------------------------------------------------------------
  NUMBER OF    6.    SHARED VOTING POWER
   SHARES
 BENEFICIALLY        0 shares
  OWNED BY     -----------------------------------------------------------------
    EACH       7.    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            1,322,900 shares (comprised of 600,450 shares held by
    WITH             Western Investment Hedged Partners LP, 547,350 shares held by Western Investment Institutional Partners LLC, 119,500
		     shares held by Western Investment Activism Partners LLC, and
		     55,600 shares held by Western Investment Total Return Master
              	     Fund Ltd.)
               -----------------------------------------------------------------
               8.    SHARED DISPOSITIVE POWER

                     0 shares
-------------------------------------------------------------------------------
9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,322,900 shares
-------------------------------------------------------------------------------
10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
      (SEE INSTRUCTIONS)

                                                                          [_]

-------------------------------------------------------------------------------
11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      6.93%
-------------------------------------------------------------------------------
12.   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

      OO
-------------------------------------------------------------------------------







1.    NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
      Arthur D. Lipson


-------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [_]
                                                                         (b) [_]

-------------------------------------------------------------------------------
3.    SEC USE ONLY


-------------------------------------------------------------------------------
4.    CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
-------------------------------------------------------------------------------
               5.    SOLE VOTING POWER

                     1,375,900 shares (comprised of 600,450 shares held by
		     Western Investment Hedged Partners LP, 547,350 shares
		     held by Western Investment Institutional Partners LLC,
		     119,500 shares held by Western Investment Activism Partners
		     LLC, 55,600 shares held by Western Investment Total
                     Return Master Fund Ltd., and 53,000 shares held by Mr.
                     Lipson, managing member of Western Investment, LLC,
                     personally)
               -----------------------------------------------------------------
  NUMBER OF    6.    SHARED VOTING POWER
   SHARES
 BENEFICIALLY        0 shares
  OWNED BY     -----------------------------------------------------------------
    EACH       7.    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            1,375,900 shares (comprised of 600,450 shares held by
    WITH             Western Investment Hedged Partners LP, 547,350 shares held by Western Investment Institutional Partners LLC, 119,500
		     shares held by Western Investment Activism Partners LLC,
		     55,600 shares held by Western Investment Total Return Master
              	     Fund Ltd., and 53,000 shares held by Mr. Lipson personally)
               -----------------------------------------------------------------
               8.    SHARED DISPOSITIVE POWER

                     0 shares
-------------------------------------------------------------------------------
9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,375,900 shares
-------------------------------------------------------------------------------
10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
      (SEE INSTRUCTIONS)

                                                                          [_]

-------------------------------------------------------------------------------
11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      7.21%
-------------------------------------------------------------------------------
12.   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

      IN
-------------------------------------------------------------------------------







1.    NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
      Western Investment Hedged Partners, LP


-------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [_]
                                                                         (b) [_]

-------------------------------------------------------------------------------
3.    SEC USE ONLY


-------------------------------------------------------------------------------
4.    CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
-------------------------------------------------------------------------------
               5.    SOLE VOTING POWER

                     600,450 shares
               -----------------------------------------------------------------
  NUMBER OF    6.    SHARED VOTING POWER
   SHARES
 BENEFICIALLY        0 shares
  OWNED BY     -----------------------------------------------------------------
    EACH       7.    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            600,450 shares
    WITH
               -----------------------------------------------------------------
               8.    SHARED DISPOSITIVE POWER

                     0 shares
-------------------------------------------------------------------------------
9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      600,450 shares
-------------------------------------------------------------------------------
10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
      (SEE INSTRUCTIONS)

                                                                          [_]

-------------------------------------------------------------------------------
11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      3.14%
-------------------------------------------------------------------------------
12.   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

      PN
-------------------------------------------------------------------------------







1.    NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
      Western Investment Institutional Partners, LLC


-------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [_]
                                                                         (b) [_]

-------------------------------------------------------------------------------
3.    SEC USE ONLY


-------------------------------------------------------------------------------
4.    CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
-------------------------------------------------------------------------------
               5.    SOLE VOTING POWER

                     547,350 shares
               -----------------------------------------------------------------
  NUMBER OF    6.    SHARED VOTING POWER
   SHARES
 BENEFICIALLY        0 shares
  OWNED BY     -----------------------------------------------------------------
    EACH       7.    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            547,350 shares
    WITH
               -----------------------------------------------------------------
               8.    SHARED DISPOSITIVE POWER

                     0 shares
-------------------------------------------------------------------------------
9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      547,350 shares
-------------------------------------------------------------------------------
10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
      (SEE INSTRUCTIONS)

                                                                          [_]

-------------------------------------------------------------------------------
11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      2.87%
-------------------------------------------------------------------------------
12.   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

      OO
-------------------------------------------------------------------------------







1.    NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
      Western Investment Activism Partners, LLC


-------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [_]
                                                                         (b) [_]

-------------------------------------------------------------------------------
3.    SEC USE ONLY


-------------------------------------------------------------------------------
4.    CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
-------------------------------------------------------------------------------
               5.    SOLE VOTING POWER

                     119,500 shares
               -----------------------------------------------------------------
  NUMBER OF    6.    SHARED VOTING POWER
   SHARES
 BENEFICIALLY        0 shares
  OWNED BY     -----------------------------------------------------------------
    EACH       7.    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            119,500 shares
    WITH
               -----------------------------------------------------------------
               8.    SHARED DISPOSITIVE POWER

                     0 shares
-------------------------------------------------------------------------------
9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      119,500 shares
-------------------------------------------------------------------------------
10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
      (SEE INSTRUCTIONS)

                                                                          [_]

-------------------------------------------------------------------------------
11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      0.63%
-------------------------------------------------------------------------------
12.   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

      OO
-------------------------------------------------------------------------------







1.    NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
      Western Investment Total Return Master Fund Ltd.


-------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [_]
                                                                         (b) [_]

-------------------------------------------------------------------------------
3.    SEC USE ONLY


-------------------------------------------------------------------------------
4.    CITIZENSHIP OR PLACE OF ORGANIZATION

      Cayman Islands
-------------------------------------------------------------------------------
               5.    SOLE VOTING POWER

                     55,600 shares
               -----------------------------------------------------------------
  NUMBER OF    6.    SHARED VOTING POWER
   SHARES
 BENEFICIALLY        0 shares
  OWNED BY     -----------------------------------------------------------------
    EACH       7.    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            55,600 shares
    WITH
               -----------------------------------------------------------------
               8.    SHARED DISPOSITIVE POWER

                     0 shares
-------------------------------------------------------------------------------
9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      55,600 shares
-------------------------------------------------------------------------------
10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
      (SEE INSTRUCTIONS)

                                                                          [_]

-------------------------------------------------------------------------------
11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      0.29%
-------------------------------------------------------------------------------
12.   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

      CO
-------------------------------------------------------------------------------










      Item 1(a). Name of Issuer:

      MVC Capital, Inc.

      Item 1(b). Address of Issuer's Principal Executive Offices:

      Riverview at Purchase
      287 Bowman Avenue, 3rd Floor
      Purchase, New York 10577


      Item 2(a). Name of Person Filing:

      This statement is jointly filed by Western Investment LLC ("WILLC"), Arthur D. Lipson, Western Investment Hedged Partners LP ("WIHP"), Western Investment Institutional Partners LLC ("WIIP"), Western Investment Activism Partners LLC ("WIAP"), and Western Investment Total Return Master Fund Ltd. ("WITR"). Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons." WILLC has sole voting and investment power over WIHP's, WIIP's, WIAP's and WITR's security holdings and Mr. Lipson, in his role as the managing member of WILLC, controls WILLC's voting and investment decisions. Accordingly, the Reporting Persons may be deemed a group for Section 13(d) purposes, and the Reporting Persons are filing this joint statement. However, neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that such a group exists.

      Item 2(b). Address of Principal Business Office, or, if None, Residence:

      The principal business address of WILLC, Mr. Lipson, WIHP, WIIP, WIAP, and WITR is

      c/o Western Investment LLC
      7050 S. Union Park Center
      Suite 590
      Midvale, Utah 84047

      Item 2(c). Citizenship:

      WILLC, WIIP, and WIAP are each a Delaware limited liability company. WIHP is a Delaware limited partnership. WITR is a Cayman Islands corporation. Mr. Lipson is a citizen of the United States of America.

      Item 2(d). Title of Class of Securities:

      Common Stock, par value $0.01 per share

      Item 2(e). CUSIP NUMBER:

      553829102

      Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person Filing is a:

(a)  |_|  Broker or dealer registered under Section 15 of the Act.

(b)  |_|  Bank as defined in Section 3(a)(6) of the Act.

(c)  |_|  Insurance Company as defined in Section 3(a)(19) of the Act.

(d) |_| Investment Company registered under Section 8 of the Investment Company Act.

(e)  |_|  Investment Adviser in accordance with Sec. 240.13d-1(b)(1)(ii)(E).

(f) |_| Employee Benefit Plan or Endowment Fund in accordance with Sec. 240.13d-1(b)(1)(ii)(F).

(g)  |_|  Parent holding company, in accordance with Sec. 240.13d-1(b)(ii)(G).

(h) |_| A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i) |_| A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940.

(j)  |_|  Group, in accordance with Sec. 240.13d-1(b)(1)(ii)(J).

      If this statement is filed pursuant to Sec. 240.13d01(c), check this box
      |X|



Item 4. Ownership.

1.  WILLC

(a)   Amount beneficially owned:        1,322,900 shares

(b)   Percent of class:

      6.93% (based on 19,096,256 Shares of Common Stock, outstanding as of January 8, 2007, as reported in the Issuer's Annual Report on Form 10-K, filed with the Securities and Exchange Commission on January 10, 2007).

(c)   Number of shares as to which such person has:

      (i)   Sole power to vote or to direct the vote

            1,322,900 shares (comprised of 600,450 shares held by WIHP, 547,350 shares held by WIIP, 119,500 shares held by WIAP, and 55,600 shares held by WITR).

      (ii)  Shared power to vote or to direct the vote

            0 shares

      (iii) Sole power to dispose or to direct the disposition of

            1,322,900 shares (comprised of 600,450 shares held by WIHP, 547,350 shares held by WIIP, 119,500 shares held by WIAP, and 55,600 shares held by WITR).

      (iv)  Shared power to dispose or to direct the disposition of

            0 shares


2.  Arthur D. Lipson

(a)   Amount beneficially owned:        1,375,900 shares

(b)   Percent of class:

      7.21% (based on 19,096,256 Shares of Common Stock, outstanding as of January 8, 2007, as reported in the Issuer's Annual Report on Form 10-K, filed with the Securities and Exchange Commission on January 10, 2007).

(c)   Number of shares as to which such person has:

      (i)   Sole power to vote or to direct the vote

            1,375,900 shares (comprised of 600,450 shares held by WIHP, 547,350 shares held by WIIP, 119,500 shares held by WIAP, 55,600 shares held by WITR, and 53,000 shares held by Mr. Lipson personally).

      (ii)  Shared power to vote or to direct the vote

            0 shares

      (iii) Sole power to dispose or to direct the disposition of

            1,375,900 shares (comprised of 600,450 shares held by WIHP, 547,350 shares held by WIIP, 119,500 shares held by WIAP, 55,600 shares held by WITR, and 53,000 shares held by Mr. Lipson personally).

      (iv)  Shared power to dispose or to direct the disposition of

            0 shares



3.  WIHP

(a)   Amount beneficially owned:        600,450 shares

(b)   Percent of class:

      3.14% (based on 19,096,256 Shares of Common Stock, outstanding as of January 8, 2007, as reported in the Issuer's Annual Report on Form 10-K, filed with the Securities and Exchange Commission on January 10, 2007).

(c)   Number of shares as to which such person has:

      (i)   Sole power to vote or to direct the vote

            600,450 shares

      (ii)  Shared power to vote or to direct the vote

            0 shares

      (iii) Sole power to dispose or to direct the disposition of

            600,450 shares

      (iv)  Shared power to dispose or to direct the disposition of

            0 shares


4.  WIIP

(a)   Amount beneficially owned:        547,350 shares

(b)   Percent of class:

      2.87% (based on 19,096,256 Shares of Common Stock, outstanding as of January 8, 2007, as reported in the Issuer's Annual Report on Form 10-K, filed with the Securities and Exchange Commission on January 10, 2007).

(c)   Number of shares as to which such person has:

      (i)   Sole power to vote or to direct the vote

            547,350 shares

      (ii)  Shared power to vote or to direct the vote

            0 shares

      (iii) Sole power to dispose or to direct the disposition of

            547,350 shares

      (iv)  Shared power to dispose or to direct the disposition of

            0 shares


5.  WIAP

(a)   Amount beneficially owned:        119,500 shares

(b)   Percent of class:

      0.63% (based on 19,096,256 Shares of Common Stock, outstanding as of January 8, 2007, as reported in the Issuer's Annual Report on Form 10-K, filed with the Securities and Exchange Commission on January 10, 2007).

(c)   Number of shares as to which such person has:

      (i)   Sole power to vote or to direct the vote

            119,500 shares

      (ii)  Shared power to vote or to direct the vote

            0 shares

      (iii) Sole power to dispose or to direct the disposition of

            119,500 shares

      (iv)  Shared power to dispose or to direct the disposition of

            0 shares


6.  WITR

(a)   Amount beneficially owned:        55,600 shares

(b)   Percent of class:

      0.29% (based on 19,096,256 Shares of Common Stock, outstanding as of January 8, 2007, as reported in the Issuer's Annual Report on Form 10-K, filed with the Securities and Exchange Commission on January 10, 2007).

(c)   Number of shares as to which such person has:

      (i)   Sole power to vote or to direct the vote

             55,600 shares

      (ii)  Shared power to vote or to direct the vote

            0 shares

      (iii) Sole power to dispose or to direct the disposition of

            55,600 shares

      (iv)  Shared power to dispose or to direct the disposition of

            0 shares


Item 5. Ownership of Five Percent or Less of a Class.

      If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the Beneficial owner of more than five percent of the class of securities, check the following. |_|

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

The entities listed in response to Item 4(c) are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds of such securities. No such entity holds more than 5% of the class.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Reported on by the Parent Holding Company.

See Item 4(c) above, which is incorporated by reference herein.

Item 8. Identification and Classification of members of the Group.

      See Joint Filing Agreement attached as Exhibit A.

Item 9. Notice of Dissolution of Group.

      Not applicable.


Item 10. Certification.

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true and correct.

                                                         February 12, 2006
                                                --------------------------------
                                                              (Date)


                                                       /s/ Arthur D. Lipson
                                                --------------------------------
                                                         Arthur D. Lipson




                                    EXHIBIT A

                  JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1)(iii) under the Securities
Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13G dated February 12, 2007 (including further amendments thereto) with respect to the Common Stock of MVC Capital, Inc. This Joint Filing Agreement shall be filed as an Exhibit to such Statement.


Dated:      February 12, 2007

                       WESTERN INVESTMENT L L C

                       By: /s/ Arthur D. Lipson, Sole Member


                       WESTERN INVESTMENT HEDGED PARTNERS LP
                       By: Western Investment L L C,
                       its General Partner

                       By: /s/ Arthur D. Lipson, Managing Member


                       WESTERN INVESTMENT INSTITUTIONAL PARTNERS LLC
                       By: Western Investment L L C,
                       its Managing Member

                       By: /s/ Arthur D. Lipson, Managing Member


                       WESTERN INVESTMENT ACTIVISM PARTNERS LLC
                       By: Western Investment L L C,
                       its Managing Member

                       By: /s/ Arthur D. Lipson, Managing Member


                       WESTERN INVESTMENT TOTAL RETURN MASTER FUND LTD.
                       By: Western Investment L L C,
                       its Investment Manager

                       By: /s/ Arthur D. Lipson, Managing Member




                       By: /s/ Arthur D. Lipson
                           ____________________
                             ARTHUR D. LIPSON